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[Progressive Asset Management, Inc. letterhead]                       EXHIBIT 19




REPORT TO SHAREHOLDERS


(1)   FINANCES FOR THE QUARTER ENDING DECEMBER 31, 2001.

During the quarter ending December 31, 2001, Progressive Asset Management, Inc.
(PAM) narrowly achieved positive financial results. PAM produced total revenues of $146,752, while incurring expenses of $139,447, thereby generating a net profit of $7,305, a break even with regard to cents earned per share.

Net profits fell $66,768 from the same quarter of the previous year. Such a substantial decline resulted from a $42,373 falloff in revenues and a $24,395 increase in expenses. The fall in revenues is attributable primarily to a decrease in commissions and asset-based fees generated in the post September 11th environment of muted investor enthusiasm, and secondarily to the small reduction in the percentage of broker revenues paid to PAM as was explained in the last quarterly report. Expenses increased in accord with allocations made for expanded staffing and one-time costs of the tender offer for PAM common shares.

The falloff in broker commissions and fees can most easily be seen by comparing calendar year 2000 to calendar 2001, a year in which new members of the Network added $451,106 to overall gross commissions and fees. For the period January 1, 2000 to December 31, 2000 gross broker commissions and fees were $4,551,732 in comparison to $4,432,138 for the period January 1, 2001 to December 31, 2001, a difference of $119,594, and a decrease of 2.6%. If we subtract the commissions and fees generated by the new members, the decline in production among Network brokers would have been 12.6%.

As we have discussed previously, under the strategic alliance with Financial West Group (FWG), FWG executes securities transactions and receives the commissions for those transactions generated by registered representatives who are members of the PAM Network. FWG then distributes the preponderance of the commissions to the registered representatives, retaining a portion, which is shared with PAM.

Each PAM shareholder receives as part of this Quarterly Report, the unaudited financial statement for the quarter ending December 31, 2001, prepared by Markle Stuckey Hardesty & Bott.

(2)   IMPLEMENTATION OF PAM'S BUSINESS PLAN.

Despite the difficulties facing the brokerage industry in general during the period, PAM management continues to pursue actively the key element of its business plan - broker recruitment. There have been a number of successes, and the Network starts 2002 with over 50 representatives registered at FWG. This is by far the highest number ever and compares quite favorably with the 19 on board at the initiation of the alliance with FWG. Adding more representatives in and of itself does not necessarily mean that a large increase in revenue will be generated, because there is no guarantee new brokers will be successful in transferring their clients and growing their businesses.



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Nevertheless, PAM is better positioned than before to take advantage of positive changes in investor psychology.

(3)   PROGRESSIVETRADE SECURITIES, INC.

ProgressiveTrade Securities, Inc., an on-line socially responsible investment brokerage startup, is being initiated by PAM and Sustainable Systems, Inc. Sustainable Systems is the founder and manager of the Communication Technology Cluster, a successful incubator for high tech communications start-ups located in Oakland, California.

ProgressiveTrade has brought on Brian Dunn, former Director of Investors' Circle, as President and COO and expanded into larger offices in the Communication Technology Cluster. ProgressiveTrade has a Memorandum of Understanding with Q4i to utilize its on-line trading engine and with Blue Marble, a wholly owned subsidiary of Q4i, to serve as the executing broker for trades. The complete agreement with Q4i and Blue Marble is in the final stages of negotiation.

The next steps for ProgressiveTrade include completing acquisition of seed round investment capital, building the social screening system, and initiating alpha testing.

(4)   SHAREHOLDER MATTERS

PAM's Board believes that the repurchase of PAM common shares is one of the best ways to increase shareholder value, by reducing the number of outstanding shares. As part of the alliance with FWG, FWG purchased a 40% interest in PAM and thereby diluted then existing shareholders by an equal percentage. PAM's Board has a goal of buying in, when prudent and financially feasible, at least an equivalent number of shares to erase the dilutive effects of FWG's July 1999 purchase.

PAM initiated a tender offer for common shares that ended January 18, 2002. The offer resulted in PAM's purchasing 184,671 shares in addition to the 223,472 that had been previously purchased on the open market. The tender offer reduced the number of shareholders by approximately 15%. This reduction will result in a modest savings in administrative costs.

Thus far, the company has retired approximately 25% of the shares outstanding prior to July 1999, and it hopes to retire more in the future by purchase on the open market. PAM common shares can be bought and sold on the OTC Bulletin Board under the symbol PAMI.

(5)   LOOKING TO THE FUTURE

The quarter ending December 31, 2001 was the 9th consecutive quarter of profitability for PAM under the strategic alliance with FWG. Unfortunately though, this level of profitability is below what is needed to expand the company. Relatively speaking however, the results were better than what may have been anticipated the week following September 11th. It will be interesting to observe what financial and psychological damage the Enron crisis/scandal wreaks upon the markets.



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On a positive note it is clear that socially responsible investing (SRI)
continues to gain acceptance in growing areas of the political arena. Some of you may be aware that California State Treasurer Phil Angelides has long spoken of the need to invest for the "Double Bottom Line." This year Robert Reich, former Secretary of Labor under Bill Clinton, and former Board Member of the Citizens Funds, has declared his candidacy for Governor of Massachusetts. In California, PAM's Board Chair Peter Camejo is running for Governor as the Green Party nominee. His campaign is introducing many to the concepts of SRI.

Once again thank you for your support of modest efforts to help reshape the why and how of investing in the 21st century.

Eric Leenson                                      Peter Camejo

/s/                                               /s/
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President & CEO                                   Chairman of the Board

February 5, 2002

FORWARD-LOOKING STATEMENTS. Any statements contained in this Report that relate to future plans, events, or performance are forward-looking statements that involve risks and uncertainties. These include, but are not limited to, changes in general economic conditions, particularly the recent down-turn in the economy, the war against terrorism, intense competition for customers, pressures on brokerage, other fees charged, most notably the competition among firms offering brokerage services on-line, the mood of the investing public and the changes in political attitude toward socially responsible investments. The terrible attack on September 11, 2001, on targets in the United States, creates even greater uncertainty and insecurity. No one yet knows the ramifications of these incidents. PAM cautions that the foregoing list of important factors is not exclusive. Developments in any of these areas could cause PAM's results to differ materially from results that have been or may be projected by or on behalf of PAM. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this statement. PAM does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of PAM.